Exhibit 99.1

Pembina Pipeline Corporation Reports Record Annual Results in 2019

Pembina's record annual earnings, cash flow and adjusted EBITDA were driven by new assets recently placed into service

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Feb. 27, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the fourth quarter and full-year 2019.

Financial and Operational Overview

	3 Months Ended December 31		12 Months Ended December 31
($ millions, except where noted) (unaudited)	2019	2018	2019	2018
Revenue	1,754	1,726	7,230	7,351
Net revenue(1)	837	706	3,120	2,836
Gross profit	603	663	2,433	2,327
Earnings	145	368	1,492	1,278
Earnings per common share – basic (dollars)	0.21	0.66	2.66	2.28
Earnings per common share – diluted (dollars)	0.21	0.66	2.65	2.28
Cash flow from operating activities	728	674	2,532	2,256
Cash flow from operating activities per common share – basic (dollars)(1)	1.41	1.33	4.94	4.47
Adjusted cash flow from operating activities(1)	576	543	2,234	2,154
Adjusted cash flow from operating activities per common share – basic (dollars)(1)	1.11	1.07	4.36	4.27
Common share dividends declared	314	289	1,213	1,131
Dividends per common share (dollars)	0.60	0.57	2.36	2.24
Capital expenditures	429	356	1,645	1,226
Total volume (mboe/d)(2)	3,577	3,453	3,451	3,398
Adjusted EBITDA(1)	787	715	3,061	2,835

(1)	Refer to "Non-GAAP Measures".
(2)	Total revenue volumes. Revenue volumes are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are stated in thousand barrels of oil equivalent per day ("mboe/d"), with natural gas volumes converted to mboe/d from millions of cubic feet per day ("MMcf/d") at a 6:1 ratio.

Financial and Operational Overview by Division

	3 Months Ended December 31						12 Months Ended December 31
	2019			2018			2019			2018
($ millions, except where noted)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)	Volumes(1)	Gross Profit	Adjusted EBITDA(2)
Pipelines	2,667	345	467	2,529	301	417	2,566	1,376	1,854	2,521	1,255	1,703
Facilities	910	169	254	924	155	233	885	655	955	877	574	880
Marketing & New Ventures (3)	—	93	120	—	203	109	—	406	423	—	484	409
Corporate	—	(4)	(54)	—	4	(44)	—	(4)	(171)	—	14	(157)
Total	3,577	603	787	3,453	663	715	3,451	2,433	3,061	3,398	2,327	2,835

(1)	Pipelines and Facilities Divisions are revenue volumes, which are physical volumes plus volumes recognized from take-or-pay commitments. Volumes are
	stated in mboe/d, with natural gas volumes converted to mboe/d from MMcf/d at a 6:1 ratio.
(2)	Refer to "Non-GAAP Measures".
(3)	Marketed natural gas liquids ("NGL") volumes are excluded from Volumes to avoid double counting. Refer to "Marketing & New Ventures
	Division" in Pembina's Management's Discussion and Analysis for the period ended December 31, 2019 ("MD&A") for further information.

Financial & Operational Highlights

  Fourth quarter earnings of $145 million and record full-year earnings of $1.5 billion, a 61 percent decrease and 17 percent increase, respectively, over the same periods in the prior year.

  Fourth quarter and full-year earnings were impacted positively by higher gross profit in both Pipelines and Facilities from new assets placed into service and negatively by an impairment charge of $300 million ($220 million net of tax) on Pembina's convertible preferred interest in Ruby Pipeline. The impairment charge was the result of an assessment triggered by upcoming contract expirations in a business environment in the Rockies Basin that remains challenged.

  Fourth quarter earnings also were positively impacted by the contribution from new assets included in the acquisition of Kinder Morgan Canada and the U.S. portion of the Cochin Pipeline system (the "Kinder Acquisition"), higher margins in the crude marketing business and the impact of IFRS 16 - Leases ("IFRS 16"). Quarterly earnings were negatively impacted by unrealized losses on commodity-related derivatives due to contracts maturing in the period and increasing forward prices for crude and NGL compared to contract positions. As well, a decrease in deferred tax expense was partially offset by an increase in current tax expense.

  Earnings for the full year also were positively impacted by an increase in Facilities gross profit as a result of higher propane and butane terminalling revenue, as well as a deferred tax recovery primarily due to the reduction in the Alberta income tax rate, offset by higher current tax expense. Marketing & New Ventures gross profit decreased largely due to lower share of profit in Aux Sable following a decrease in propane pricing and higher depreciation expense following the adoption of IFRS 16.
  Fourth quarter adjusted EBITDA of $787 million and full-year record adjusted EBITDA of $3.1 billion, a 10 and eight percent increase, respectively, over the same periods in 2018.

  Fourth quarter and annual adjusted EBITDA increases were due to new assets placed into service in Pipelines and Facilities, the adoption of IFRS 16 and the contribution from new assets acquired in the Kinder Acquisition.

  The fourth quarter also was positively impacted by higher margins on crude in Marketing & New Ventures, partially offset by lower propane margins decreasing the contribution from Aux Sable and the narrower Chicago-AECO natural gas differential impacting Alliance Pipeline.

  Full-year adjusted EBITDA was also positively impacted by a realized gain on commodity-related derivatives, the recognition of variable revenues related to capital recoveries and increased terminalling and storage revenues, partially offset by decreased NGL and crude market prices in Marketing & New Ventures.
  Cash flow from operating activities of $728 million for the fourth quarter and a record $2.5 billion for the full year, an increase of eight percent and 12 percent, respectively, over the same periods in 2018. The increase in both periods was primarily due to increased operating results due to largely the same factors impacting adjusted EBITDA, after adjusting for non-cash items, change in non-cash working capital and the impact from the adoption of IFRS 16, partially offset by a decrease in distributions from equity accounted investees and an increase in taxes paid. On a per share (basic) basis, cash flow from operating activities for the fourth quarter and full-year 2019 increased by six percent and 11 percent, respectively, compared to the same periods in the prior year.
  Adjusted cash flow from operating activities of $576 million in the fourth quarter and a record $2.2 billion for the full year, an increase of six percent and four percent, respectively, over the same periods in 2018. The increase in both periods was largely due to the same factors impacting cash flow from operating activities, net of the change in non-cash working capital and the increase in current tax expense. On a per share (basic) basis, adjusted cash flow from operating activities for the fourth quarter and full-year 2019 increased by four percent and two percent, respectively, compared to the same periods in the prior year.
  Total volumes of 3,577 mboe/d for the fourth quarter of 2019 and 3,451 mboe/d in 2019, a four percent and two percent increase, respectively, over the same periods in the prior year.

Divisional Highlights

  Pipelines reported adjusted EBITDA for the fourth quarter of $467 million and $1,854 million for the full year, which represents 12 percent and nine percent increases, respectively, compared to the same periods of 2018. The quarter was positively impacted by higher revenue from new assets placed into service, contribution from the Kinder Acquisition assets, higher tolls on AEGS, timing difference in the recognition of deferred revenue and the end of the third-party force majeure outage impacting Vantage Pipeline, partially offset by a lower contribution from Alliance Pipeline, higher operating expenses and higher general and administrative expense. The full year increase was largely due to the same items impacting the fourth quarter, combined with an increase due to the recognition of variable revenue and prior year recoveries in the oil sands and heavy oil assets.

  Pipelines volumes of 2,667 mboe/d in the fourth quarter and 2,566 mboe/d for the full year, represent a five percent and two percent increase, respectively, compared to the same periods of 2018. Volumes were impacted by new assets placed into service and higher interruptible volumes on Ruby Pipeline. Fourth quarter volumes were partially offset by lower volumes on Alliance Pipeline due to a narrower Chicago-AECO natural gas differential, which reduced interruptible volumes.
  Facilities reported fourth quarter adjusted EBITDA of $254 million and full year of $955 million, which represent a nine percent increase in both periods compared to the prior year. The fourth quarter was positively impacted by new assets placed into service, higher take-or-pay revenues at Kakwa River and lower operating expense, partially offset by lower revenues from Veresen Midstream. The full year was positively impacted by assets placed into service, increased demand at the Saturn Complex and Cutbank Complex and higher terminalling revenue, partially offset by higher operating expenses.

  Facilities volumes of 910 mboe/d in the fourth quarter and 885 mboe/d for the full year, represent a two percent decrease and a one percent increase, respectively, compared to the same periods in 2018. Volumes during the fourth quarter were impacted by lower supply volumes at the Redwater Complex, combined with decreased volumes at Veresen Midstream, partially offset by additional volumes associated with Duvernay II being placed into service. Volumes during the year were positively impacted by additional volumes due to assets being placed into service, higher volumes at the Saturn Complex and Cutbank Complex, partially offset by lower volumes at the Younger facility, due to third-party outages, and lower volumes at the Redwater Complex.
  Marketing & New Ventures reported fourth quarter adjusted EBITDA of $120 million and $423 million for the full year, which represent a 10 percent and three percent increase, respectively, compared to the same periods in the prior year. The fourth quarter was positively impacted by higher margins on crude oil marketing, combined with the impact of the adoption of IFRS 16, partially offset by lower contribution from Aux Sable and higher general and administrative expense. For the full year, adjusted EBITDA was positively impacted by higher realized gains on commodity-related derivatives, lower general and administrative expense and the impact of the adoption of IFRS 16, offset by lower margins.

  NGL sales volumes of 190 mboe/d in the fourth quarter and 189 mboe/d for the full year, represent a five percent decrease and eight percent increase, respectively, compared to the same periods in 2018. Volumes for the fourth quarter were negatively impacted by lower supply volumes at Redwater, combined with higher butane sales made in the fourth quarter of 2018, partially offset by increased volumes at Aux Sable. Volumes for the full year were positively impacted by increased NGL sales volumes primarily driven by higher butane volumes, partially offset by lower ethane volumes at Aux Sable.

Executive Overview

This past year, Pembina marked its 65th anniversary and we have much to celebrate with this milestone. From rather humble beginnings as a single pipeline in Alberta with 31 people and an enterprise value of $20 million, Pembina has grown into one of Canada's largest companies. Today, we are nearly 3,000 people strong with an enterprise value in excess of $40 billion.

As proud as we are about the past, our stakeholders are more interested in the future.  The keys to our success to date - our unwavering commitment to long-term value creation, rather than chasing trends or fads, combined with solid core values and consideration of all stakeholders - will continue to propel us to new successes.  Furthermore, we have put forth a number of financial rules, or 'guardrails', which are our commitment to continue to grow both the depth and breadth of our value chain in a disciplined way.  This approach results in greater synergy, value-added service and diversification.  This is the Pembina way and it will not change.

From a financial perspective, a number of new records were set in 2019. Earnings in 2019 of $1.5 billion were 17 percent higher than the previous year.  Record adjusted EBITDA of $3.1 billion, exceeded the high end of our guidance range and our 2019 adjusted cash flow per share of $4.36 was another all-time high.

In 2019, we placed in excess of $600 million of projects safely and successfully into service, including Duvernay II, Burstall Ethane Storage as well as other infrastructure at our Redwater Complex. Furthermore, we are excited about the $1.2 billion of additional fee based projects which are expected to enter service in 2020.  With these new projects coming online, in conjunction with the contribution from the Kinder Acquisition assets, we anticipate generating 2020 adjusted EBITDA of between $3.25 and $3.55 billion.

The most significant single event this year was the $4.25 billion Kinder Acquisition.  At our 2019 Investor Day, we talked about our focus on getting better, not just bigger and this acquisition clearly make us better. The majority of the assets we acquired are already directly connected to our system.  The Edmonton Terminals connect our pipeline systems with the major trunkline third-party export pipelines.  Based on their location and connectivity, these assets sit at the nexus of the Canadian oil market and are essentially impossible to replicate. By owning these assets, Pembina gains another premium franchise, thereby enhancing the longevity and stability of our earnings stream.  In addition, in the current political and regulatory environment, 'pipe in the ground' and particularly cross-border pipelines, possess considerable scarcity value.  The Cochin Pipeline, which transports premium condensate from the U.S. Midwest to Fort Saskatchewan, Alberta, offers access to another condensate supply basin, is connected to Pembina's Canadian Diluent Hub and strengthens our existing condensate franchise.  Finally, the assets we acquired have considerable upside by overlaying Pembina's exiting commercial models.

In addition to the strategic benefits, the acquisition also has a positive financial impact, enhancing the diversification in our business and providing opportunities for future growth. These assets are predominantly supported by long-term fee-for-service, take-or-pay contracts, which are underpinned by strong investment grade counterparties, enhancing Pembina's financial guardrails. We have identified meaningful financial upside available from a portfolio of small capital projects and the integration of the acquired assets within Pembina's existing businesses. Over the next five years, we expect to realize additional annual adjusted EBITDA of $100 million, a roughly 30 percent increase, with only modest capital spending.

As we look to the future, we are excited about our continued progress in accessing global markets. In early 2019, we took a major step forward with the approval of the integrated propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility") through our 50 percent owned joint-venture entity, Canada Kuwait Petrochemical Limited Partnership ("CKPC").  This project is true to our strategy of trying to 'do more with the hydrocarbon molecules we touch' and leverages our position as the largest supplier of propane in western Canada. More recently, we were pleased to announce that we have executed a lump sum engineering, procurement and construction ("EPC") contract relating to the construction of the PDH plant. With this contract, we have locked in approximately 60 percent of the cost of the PDH/PP Facility thus far, reflecting our disciplined and prudent approach to spending.

In addition to advancing our petrochemical facility, we also are very excited about our Prince Rupert Terminal. This project is important as it represents our first export facility. Demand for propane export capacity was significant and we were pleased to approve an expansion of this export terminal, increasing capacity to approximately 40 mbpd.

We are entering a new decade with significant momentum and abundant growth opportunities. In fact, some of the hardest decisions we must make are what projects are we not going to pursue. Our continued focus on being better and not just bigger, in addition to our financial guardrails and strategic investment criteria based on long-term thinking, will remain our guiding principles for future growth, ensuring we continue to create long-term sustainable value.

Projects and New Developments(1)

Pipelines and Facilities have $3.1 billion of capital projects underway, which in aggregate are trending on budget.

Pipelines:

  Pembina continues to progress its Phase VI Peace Pipeline Expansion, which includes upgrades at Gordondale; a 16-inch pipeline in the La Glace to Wapiti corridor and associated pump station and terminal upgrades; and a 20-inch pipeline in the Kakwa to Lator corridor. Commissioning of the first stage of the expansion is underway and construction of the second stage is ongoing. The project has a capital budget of $280 million and is anticipated to be placed into service in stages starting in the first quarter of 2020 through mid-2020.
  Pembina continues to advance the Phase VII Peace Pipeline Expansion, which includes a 20-inch, approximately 220-kilometer pipeline in the La Glace-Valleyview-Fox Creek corridor, as well as six new pump stations or terminal upgrades, between La Glace and Edmonton, Alberta. This expansion is expected to add approximately 240 mbpd of incremental capacity upstream of Fox Creek, accessing capacity available on the pipelines downstream of Fox Creek. Pipeline construction commenced in January 2020. This project has a capital budget of $950 million and is anticipated to be in-service in the first half of 2021.
  Development continues on the Phase VIII Peace Pipeline Expansion, which includes 10-inch and 16-inch pipelines in the Gordondale to La Glace corridor, as well as six new pump stations or terminal upgrades located between Gordondale and Fox Creek. Engineering work is progressing as planned to support a construction start date in the second half of 2020. This project has a capital budget of $500 million and is anticipated to be placed into service in stages starting in 2020 through the first half of 2022, subject to regulatory and environmental approvals.
  As previously announced, during the quarter, Pembina approved the first stage of an additional expansion of the Peace Pipeline system ("Phase IX"). The expansion will include 6-inch and 16-inch pipelines debottlenecking the corridor north of Gordondale as well as upgrades at one pump station. In addition, this expansion will see existing pipelines, which are currently batching, converted to single product lines.

  Once this expansion is completed, Pembina will have achieved segregated liquids transportation service for ethane-plus, propane-plus, crude and condensate across multiple pipeline systems between Gordondale and the Edmonton, Alberta area. This expansion has an estimated cost of approximately $100 million and is anticipated to be placed into service in the fourth quarter of 2021, subject to regulatory and environmental approvals. Engineering work is progressing as planned.

  Pembina continues to evaluate the need for additional pump stations in the Fox Creek to Namao corridor to achieve Pembina's fully powered-up market delivery capacity of 1.3 mmbpd across the Peace and Northern systems. Engineering is currently underway and based on further commercial support, the scope of Phase IX may be revised in the future to include these projects. In addition, the elimination of batching and other hydraulic optimization initiatives, which Pembina refers to as Phase X, could create up to an incremental 100 mbpd of capacity with minimal capital spending.
  The NEBC Montney Infrastructure project includes producer tie-in connections to Pembina's Birch Terminal as well as upgrades to the terminal including additional storage and pumps, along with minor site modifications. The project is complete and awaiting a third-party downstream connection.
  The Company is progressing the Wapiti Condensate Lateral, a 12-inch lateral, which will connect growing condensate volumes from a third-party owned facility in the Pipestone Montney region into Pembina's Peace Pipeline system. Construction is complete and commissioning is underway.
(1)	For further details on the Company's significant assets, including definitions, refer to Pembina's AIF filed at www.sedar.com (filed with the U.S. Securities and Exchange Commission at www.sec.gov under Form 40-F) and on Pembina's website at www.pembina.com.

Facilities:

  Pembina's Duvernay II facility was placed into service in November 2019, on time and under budget.
  Pembina continues to progress Duvernay III, which includes a 100 MMcf/d sweet gas, shallow cut processing train; 20 mbpd of inlet condensate stabilization; and other associated infrastructure. Detailed design is complete, long-lead equipment fabrication is nearing completion and piling has been completed onsite. Based on the customers' request for additional infrastructure the capital cost of this project was increased to $200 million from the original cost of $175 million. The project has an expected in-service date in mid-to late 2020.
  The sour gas treating facilities at the Duvernay Complex will include a 150 MMcf/d sour gas sweetening system with 300 MMcf/d of amine regeneration capability and up to one tonne of sulphur per day of acid gas incineration. These facilities have a capital budget of $65 million with an anticipated in-service date in the first quarter of 2020. Construction was completed in mid-February and commissioning is currently progressing.
  Pembina continues with the construction of new fractionation and terminalling facilities at the Company's Empress NGL Extraction Facility for a total capital budget of $120 million. Mechanical construction is progressing on the fractionation and rail sites, and electrical construction has commenced on both sites. Pipeline construction began in February and rail track construction is expected to commence in May 2020. These facilities are expected to add approximately 30 mbpd of propane-plus fractionation capacity to the facility and have an anticipated in-service date of late 2020.
  As previously announced, Pembina approved the development of a $120 million co-generation facility at the Empress NGL Extraction facility (the "Empress Co-generation Facility"). The Empress Co-generation Facility will enable Pembina to be more efficient with its production, reduce greenhouse gas emissions, utilize heat recovery and provide a second source of power. The project is expected to be placed in-service in mid-2022, subject to regulatory and environmental approval. Front End Engineering Design ("FEED") work was completed in the the fourth quarter of 2019 and detailed engineering started in January 2020.
  Construction continues at Pembina's Prince Rupert Terminal located on Watson Island, British Columbia. The 25 mbpd project will primarily source propane from the Company's Redwater Complex. Facility mechanical construction continues with modules setting, equipment install and piping work well underway. On site sphere assembly is nearly complete and marine retrofit work on the wharf is progressing. The project has an anticipated in-service date in the second half of 2020, subject to regulatory and environmental approvals. The project has a capital budget of $250 million.
  As previously announced, the anticipated startup of the Prince Rupert Terminal has generated significant interest from our customers and offtakers, and Pembina has decided to move forward with an expansion of the terminal (the "Prince Rupert Terminal Expansion"), which will increase propane export capacity to approximately 40 mbpd. FEED work has started. The Prince Rupert Terminal Expansion is expected to cost approximately $175 million and has an anticipated in-service date in the first half of 2023, subject to regulatory and environmental approvals.
  Pembina continues to progress the Hythe Developments project whereby Pembina and its 45 percent owned joint venture, Veresen Midstream, will construct natural gas gathering and processing infrastructure in the Pipestone Montney region. All long-lead equipment has been ordered and construction has commenced.

  As previously announced, under the contract with NuVista Energy ("NuVista"), NuVista retained an option to have Veresen Midstream own and fund the Pipestone North compressor station in exchange for an annual capital fee. NuVista has elected to exercise their option. As planned, NuVista will build and operate the facility. Upon completion, the compressor station will be transfered at cost to Pembina. As a result of NuVista's election, the capital budget for the Hythe Developments project has increased from $185 million to $240 million, net to Pembina. The anticipated in-service date of late 2020 remains unchanged.

Marketing & New Ventures:

  Pembina continues to progress the PDH/PP Facility, which will be located adjacent to Pembina's Redwater fractionation complex and will convert approximately 23 mbpd of locally supplied propane into polypropylene, a high value recyclable polymer.

  As previously announced, subsequent to the quarter CKPC executed a lump sum EPC contract related to the construction of the PDH plant. With this contract, CKPC has fixed approximately 60 percent of the cost of the PDH/PP Facility thus far. In conjunction with the execution of the lump sum contract, Pembina also revised its proportionate share of the capital cost of the PDH/PP Facility from $2.5 billion to $2.7 billion. Pembina now expects the PDH/PP Facility to be placed into commercial service in the second half of 2023.

  Subsequent to the quarter, CKPC entered into a reimbursable engineering and procurement services contract with TR Canada E&C Inc. ("TR") for the PP production plant. TR and its parent company, Técnicas Reunidas S.A., are well experienced in the design and engineering of PP and other petrochemical facilities. All major engineering and procurement contracts have now been awarded for the PDH/PP Facility.
  Regulatory processes for the proposed Jordan Cove LNG Project are ongoing. The U.S. Federal Energy Regulatory Commission delayed a decision originally expected on February 13, 2020. Pembina looks forward to obtaining a final decision. Pembina is focused on getting all the remaining permits required to proceed with this project. These permits are a critical component of the regulatory process and are necessary to enable the commercial viability of the project and allow this investment to move forward. The timing and ultimate approval of this project is uncertain and dependent upon receipt of these remaining approvals.

Kinder Acquisition

  On December 16, 2019, Pembina completed the acquisition of Kinder Morgan Canada Limited by way of a plan of arrangement pursuant to Section 193 of the Business Corporations Act (Alberta) and the U.S. portion of the Cochin Pipeline system from Kinder Morgan, Inc. The total consideration paid was $4.25 billion including $2.0 billion in cash, net of cash received, $1.71 billion of common shares and $536 million of Class A preferred shares.

Financing

  On December 16, 2019, Pembina closed a $500 million non-revolving term loan with certain existing lenders. The term loan has an initial term of three years and is pre-payable at Pembina's option. The other terms and conditions of the term loan, including financial covenants, are substantially similar to Pembina's $2.5 billion revolving credit facility.
  As previously announced, subsequent to year-end, on January 10, 2020, Pembina closed an offering of $1.0 billion of senior unsecured medium-term notes. The offering was conducted in three tranches, consisting of $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 10, having a fixed coupon of 4.02 percent per annum, paid semi-annually and maturing on March 27, 2028; $500 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 11, having a fixed coupon of 4.75 percent per annum, paid semi-annually and maturing on March 26, 2048; and $250 million issued through a re-opening of Pembina's senior unsecured medium-term notes, series 12, having a fixed coupon of 3.62 percent per annum, paid semi-annually and maturing on April 3, 2029.
  Subsequent to year-end, on February 27, 2020, Canada Kuwait Petrochemical Limited Partnership closed a syndicated senior secured credit agreement consisting of a US$1.7 billion amortizing term facility and a US$150 million revolving facility, which have been guaranteed equally by the owners through the completion of construction on a several basis. The final maturity date of the term facility and revolving facility is February 27, 2027.

Dividends

  Declared and paid dividends of $0.20 per common share in October, November and December 2019 for the applicable record dates.
  On January 7, 2020, Pembina's Board declared a five percent increase to its monthly common share dividend rate (from $0.20 per common share to $0.21 per common share), commencing with the dividend paid on February 14, 2020. As previously announced, Pembina's Board of Directors approved the increase subject to closing of the Kinder Acquisition, which occurred on December 16, 2019.
  Declared and paid quarterly dividends per preferred share of: Series 1: $0.306625; Series 3: $0.279875; Series 5: $0.285813; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; Series 13: $0.359375; and Series 21: $0.30625 to shareholders of record as of November 1, 2019. Declared and paid quarterly dividends per preferred share of: Series 15: $0.279; Series 17: $0.301313; and Series 19: $0.3125 to shareholders of record on December 16, 2019.
  On November 1, 2019, Pembina announced that it did not intend to exercise its right to redeem the 10 million Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 7 ("Series 7 Shares") shares outstanding on December 2, 2019. The annual dividend rate for the Series 7 Shares for the five-year period from and including December 1, 2019 to, but excluding, December 1, 2024 is 4.38 percent.
  On December 16, 2019, in connection with the Kinder Acquisition, the outstanding preferred shares of Kinder Morgan Canada were exchanged for Pembina Series 23 and 25 Class A Preferred Shares with similar terms and conditions as the shares previously issued by Kinder Morgan Canada.

Fourth Quarter 2019 Conference Call & Webcast

Pembina will host a conference call on Friday, February 28, 2020 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the fourth quarter 2019 results. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until March 6, 2020 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 9883147.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre/ Presentation & Events, or by entering:

https://event.on24.com/wcc/r/2069094/71FE24986EF4AA2586DFEB2F80A50DCA in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the WCSB and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and forward looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; expectations about industry activities and development opportunities; expectations about future growth opportunities and demand for our service; expectations regarding new corporate developments and impact on access to markets; planning, construction, capital expenditure estimates, schedules, locations, regulatory and environmental applications and approvals, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on, existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, and including the expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, climate change initiatives or policies or increased environmental regulation; the failure to realize the anticipated benefits or synergies of acquisitions (including the Kinder Acquisition) due to the factors set out herein, integration issues or otherwise; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and cyber security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), cash flow from operating activities per common share, adjusted cash flow from operating activities, adjusted cash flow from operating activities per common share, which do not have any standardized meaning under IFRS. Since these non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that non-GAAP financial measures be clearly defined, qualified and reconciled to their nearest GAAP measure. These non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP Proportionate Consolidation of Investments in Equity Accounted Investees Results

In accordance with IFRS, Pembina's jointly controlled investments are accounted for using equity accounting. Under equity accounting, the assets and liabilities of the investment are net into a single line item in the Consolidated Statement of Financial Position, Investments in Equity Accounted Investees. Net earnings from Investments in Equity Accounted Investees are recognized in a single line item in the Consolidated Statement of Earnings and Comprehensive Earnings, Share of Profit from Equity Accounted Investees. Cash contributions and distributions from Investments in Equity Accounted Investees represent Pembina's proportionate share paid and received in the period to and from the equity accounted investment.

To assist the readers' understanding and evaluation of the performance of these investments, Pembina is supplementing the IFRS disclosure with non-GAAP disclosure of Pembina's proportionately consolidated interest in the Investments in Equity Accounted Investees. Pembina's proportionate interest in Investments in Equity Accounted Investees has been included in adjusted EBITDA.

Other issuers may calculate these non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding non-GAAP measures, including reconciliations to, the most directly comparable measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the year ended December 31, 2019, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2020/27/c6973.html

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For further information: Investor Relations, Scott Arnold, Manager Investor Relations, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:44e 27-FEB-20